EXHIBIT 99.1

Clementia Pharmaceuticals to Participate in Upcoming Investor Conferences

MONTREAL, Sept. 06, 2017 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical stage biopharmaceutical company, today announced that Dr. Clarissa Desjardins, CEO of Clementia Pharmaceuticals, will participate in two upcoming investor conferences:

  Morgan Stanley 15th Annual Global Healthcare Conference at the Grand Hyatt New York, on Monday, September 11, 2017 at 4:50 pm ET

  LEERINK Partners Roundtable Series: Rare Disease & Immuno-Oncology at the Lotte New York Palace hotel, on Wednesday, September 27, 2017, at 2:00 pm ET

The presentations at the Morgan Stanley and Leerink conferences will be webcast live and available for replay at investor.clementiapharma.com.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical stage biopharmaceutical company committed to delivering treatments to people who have none. The company is developing its lead candidate palovarotene, a novel RARγ agonist, to treat Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO), and other diseases. For more information, please visit www.clementiapharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Prospectus on Form 424(b) filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:

Joseph Walewicz
+1-514-940-1080
investors@clementiapharma.com